Exhibit 12.1

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

STATEMENTS OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

	Three Months Ended March 31,		Years Ended December 31,
(in millions, except ratios)	2011	2010	2010	2009	2008	2007	2006
Earnings:
(Loss) income from continuing operations before (benefit) provision for income taxes and extraordinary item	$(97.6)	$33.5	$115.3	$142.4	$86.4	$119.8	$163.0
Add:
Fixed charges	6.5	7.0	26.6	29.5	34.0	23.6	16.4

Total earnings	$(91.1)	$40.5	$141.9	$171.9	$120.4	$143.4	$179.4

Fixed charges:
Interest expense	$5.4	$6.0	$22.9	$25.7	$29.9	$20.9	$13.0
Preferred share dividends	0.0	0.0	0.0	0.0	0.0	0.1	1.5
Rental interest factor	1.1	1.0	3.7	3.8	4.1	2.6	1.9

Total fixed charges	$6.5	$7.0	$26.6	$29.5	$34.0	$23.6	$16.4

Ratio of earnings to fixed charges	(a)	5.8:1	5.3:1	5.8:1	3.5:1	6.1:1	10.9:1

(a)	The coverage deficiency is $97.6 million.